                                                                    EXHIBIT 99.3


                                                                      PROSPECTUS

                              HADSON CORPORATION

                        25,332 SHARES OF COMMON STOCK

                        ______________________________

         This Prospectus relates to the periodic offer and sale by each of the Selling Stockholders named herein (collectively, the "Selling Stockholders") of up to an aggregate of 24,000 shares (collectively, the "Equity Incentive Plan Shares") of the common stock, par value $.01 per share ("Common Stock"), of Hadson Corporation, a Delaware corporation (the "Company"), which were acquired pursuant to the Hadson Corporation 1992 Equity Incentive Plan as amended and restated as of March 9, 1994 (the "Equity Incentive Plan"), and the periodic offer and sale by certain of the Selling Stockholders of up to an aggregate of 1,332 shares (collectively, the "Chairmanship Fee Plan Shares"; together with the Equity Incentive Plan Shares, the "Shares") of Common Stock which were acquired pursuant to the Hadson Corporation Chairmanship Fee Plan (the "Chairmanship Fee Plan").

         The Selling Stockholders may offer the Shares from time to time to purchasers directly or through underwriters, dealers or agents. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices.

         The Common Stock, including the Shares, is listed on the New York Stock Exchange (the "NYSE"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The address of the principal executive offices of the Company is 2777 Stemmons Freeway, Dallas, Texas 75207, and its telephone number at that address is (214) 640-6800.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED PRIOR TO PURCHASING ANY OF THE SHARES.
                            ______________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ______________________

               The date of this Prospectus is December 2, 1994.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OR DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

         Pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-8 (together with all amendments and exhibits thereto, the "Registration Statement") of which this Prospectus is a part. This Prospectus does not contain all the information set forth in the Registration Statement, to which reference is hereby made for further information. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the NYSE located at 20 Broad Street, New York, New York 10005. Copies of the various documents referred to herein may also be obtained from the Company, without charge, upon request to the Company at its principal executive offices.


                                                          TABLE OF CONTENTS

                                                                                                                         Page
                                                                                                                         ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
DOCUMENTS INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
SELLING STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed with the Commission, and the information included therein, are hereby incorporated by reference in this Prospectus:

         (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1993;

         (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994; and

         (iii) Amendment No. 1 to the Company's Registration Statement on Form 8-A/A (File No. 1-9891) filed with the Commission on March 28, 1994.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the Shares made hereby, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon the written or oral request of any person to whom a copy of this Prospectus has been delivered, the Company will provide without charge to such person a copy of any and all documents (excluding exhibits thereto unless such exhibits are specifically incorporated by reference into such documents) that have been incorporated by reference into this Prospectus but not delivered herewith. Requests for such documents should be addressed to:

                               Hadson Corporation
                              Attention: Secretary
                             2777 Stemmons Freeway
                              Dallas, Texas 75207
                                 (214) 640-6800


                                  RISK FACTORS

         PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

DEBT AND OTHER FINANCIAL OBLIGATIONS

         The Company has significant debt and other financial obligations. In connection with the December 1993 merger (the "Merger") of Adobe Gas Pipeline Company ("AGPC"), a wholly-owned subsidiary of Santa Fe Energy Resources, Inc. ("Santa Fe"), with and into the Company, the Company issued to The Prudential Insurance Company of America and certain of its affiliates (collectively, "Prudential") an aggregate $56.4 million principal amount of its 8% Senior Secured Notes Due 2003 (the "Senior Secured Notes"). The Senior Secured Notes have initial interest obligations of approximately $4.3 million annually. The Company made principal prepayments on such notes in the aggregate amount of $2.5 million and $1 million upon the closing date of the Merger and on August 1, 1994, respectively, and is required to make additional principal prepayments on such notes in aggregate principal amounts ranging from $2.5 million to $8 million annually beginning in 1996. If the Company's cash flow from operations proves to be insufficient to meet its financial obligations in respect of the Senior Secured Notes, the Company may be required to seek to raise funds therefor through the sale of additional assets, the issuance of additional equity securities or the incurrence of additional debt. However, covenants in the Securities Purchase Agreement between the Company and Prudential governing the Senior Secured Notes (the "Securities Purchase Agreement") and in the Company's credit agreement restrict the Company's ability to sell assets and incur additional debt. Even if such covenants permit such sale or incurrence (or are amended or waived so as to permit such sale or incurrence), there can be no assurance that the Company would be able to raise funds through any such means. If the Company were successful in raising such funds through the incurrence of additional debt or the issuance of additional equity securities, such actions would or could result, respectively, in the issuance of obligations that rank senior to its equity securities, including the Common Stock. If the Company were not successful in raising any additional required funds, it is possible that the Company could be forced to seek restructuring of its financial obligations, which could impair the positions of holders of its equity securities, including holders of Common Stock. In addition, the Company is required to pay cash dividends on the shares of the Company's Senior Cumulative Preferred Stock, Series A, par value $.01 per share ("Senior Preferred Stock"), which were issued to Santa Fe pursuant to the Merger, in the aggregate amount of approximately $7 million annually beginning in 1996.

VOTING AGREEMENT; ELECTION OF DIRECTORS

         Pursuant to a Voting Agreement entered into between Santa Fe and Prudential in connection with the Merger (the "Voting Agreement"), each such entity has agreed to vote the shares of Common Stock beneficially owned by it following the Merger in favor of (i) the persons nominated from time to time by Santa Fe for election as directors of the Company, provided that the number of directors of the Company holding office at any time (assuming the election of such designees) who have been nominated by Santa Fe shall not be greater than 50% of the total number of directors of the Company, (ii) any one person designated from time to time by Prudential for election as a Class I director of the Company and (iii) any one person jointly designated from time to time by Santa Fe and Prudential for election as a Class III director of the Company. The Voting Agreement will terminate upon the earlier to occur of (i) December 14, 2003 and (ii) such time as Prudential no longer beneficially owns at least 756,100 shares of Common Stock. As of September 30, 1994, Santa Fe and Prudential owned, directly or beneficially, approximately 40% and 25%, respectively, of the outstanding shares of Common Stock. Consequently, until the termination of such agreement, so long as such parties own or have the right to direct the voting of a majority of the outstanding shares of Common Stock, Santa Fe will have the power to exert significant influence over the Company through the election of directors.

CLASS VOTING RIGHTS OF SENIOR PREFERRED STOCK

         Holders of the Senior Preferred Stock have class voting rights (effectively creating a veto right) in connection with certain fundamental corporate transactions, including amendments to the Company's certificate of incorporation which would alter or change the powers, preferences or special rights of such stock so as to affect them adversely, certain mergers and consolidations involving the Company which may have a material adverse effect on such powers, preferences or special rights and the creation of senior or pari passu securities. As of September 30, 1994, Santa Fe owned all of the outstanding shares of Senior Preferred Stock.

MARKET FOR COMMON STOCK; FAILURE TO MEET NYSE LISTING CRITERIA; MARGIN ACCOUNTS

         The Common Stock is listed for trading on the NYSE. However, as of the date of this Prospectus, the Company does not meet certain of the NYSE's continued listing criteria as a result of the Company's recent financial results, and the NYSE has advised the Company that careful consideration will continue to be given to the appropriateness of continued listing of the Company's securities. Accordingly, there can be no assurance that the NYSE will not delist the Common Stock in the future if the Company continues not to meet the NYSE's requirements for continued listing. If the Common Stock is delisted from trading on the NYSE, the Company will seek to have the Common Stock listed on another national securities exchange or to have quotations of market prices of such stock reported on a national quotations system. There is no assurance that such listing or reporting of the Common Stock could be achieved, and failure to obtain such listing or reporting could adversely affect the market value and liquidity of such stock. In addition, the Company cannot predict at what price levels the Common Stock will trade.

         Between December 14, 1993, the closing date of the Merger and the approximate one-for-15 reverse split of the Company's common stock effected as part of the Merger, and September 30, 1994 the closing sales price of the Common Stock on the NYSE has ranged from a high of $3 3/4 to a low of $2. Equity securities having a market price less than $5 per share generally are not eligible for initial inclusion in margin accounts set up by brokerage firms for their clients, and equity securities having a market price less than approximately $3 per share generally are not eligible for continued inclusion in such margin accounts. Accordingly, purchasers of the Shares offered hereby may hold equity securities not generally eligible for inclusion in brokerage firm margin accounts.

COMMODITY AND PERFORMANCE RISKS

         Generally speaking, the profitability of the Company's natural gas marketing operations is somewhat insensitive to the price of natural gas as the majority of its purchase and sales contracts provide for market responsive pricing. However, in some cases the Company's natural gas purchase and sales contracts provide for fixed prices, generally for periods of up to one year.
In such cases, the Company attempts to manage the risks associated with market price fluctuations by arranging for offsetting purchase and sale commitments, by utilizing physical storage and by the use of financial instruments such as futures contracts, swaps and options. The use of such risk management tools is subject to inefficiencies in the operation of such tools as well as to management's judgment in the design and execution of risk management strategies. Accordingly, the Company is exposed from time to time to risks from commodity price fluctuations. In late 1992 and 1993, the Company experienced operating losses resulting from certain fixed price sales contracts with wholesale and retail customers. Management has taken steps to reduce the number of such fixed-price contracts as well as to improve the risk management techniques used in conjunction with any remaining contracts of this nature. While such losses have not been repeated in the first three fiscal quarters of 1994, no assurance can be given that such efforts will continue to prove successful.

         The profitability of the Company's natural gas processing operations is subject to fluctuations in the prices of natural gas and natural gas liquids ("NGLs"). The Company does from time to time utilize financial instruments such as futures contracts and options to hedge the risks associated with fluctuations in the prices of these commodities; however, such techniques, when utilized, do not remove all risks from changing prices.

         The Company aggregates supplies of natural gas from a variety of sources for resale to a variety of markets. While prices paid or received are generally market responsive, performance obligations under the Company's purchase and sale contracts vary from "interruptible" to "firm" and provide for varying levels of penalties for non-performance. As a result, pricing fluctuations within any given month could be so significant as to create situations where the economic penalties for non-performance that are contained in the Company's contracts are not sufficient to prevent a contracting partner from failing to perform under the contract. Generally speaking, performance obligations under the Company's sales contracts are stricter than under its purchase contracts; however, the industry in general and the Company in particular are moving towards stricter performance obligations in purchase contracts. The Company attempts to manage the risks associated with this situation by maintaining diverse markets and sources of supply. However, these efforts do not eliminate all such risks.

COMPETITION AND FINANCIAL CONSTRAINTS

         The Company faces intense competition in marketing gas to end-user customers and local distribution companies. Its competitors include the major integrated oil companies, interstate pipelines and their affiliated marketing companies, and regional gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors, such as the major integrated oil companies, have capital resources many times greater than the Company's and control substantially greater supplies of natural gas. In some cases, local utilities and gas distribution companies (some of which are customers of the Company or its operating units) also engage, directly and through affiliates, in marketing activities that compete with those of the Company's subsidiaries. In addition, the Company believes that the marketing affiliates of some of the interstate pipelines and local utilities, because of their close relationships with their pipeline affiliates, have at times enjoyed some competitive advantages over other participants in the gas marketing industry. Certain recent regulatory actions of the Federal Energy Regulatory Commission, designed to substantially alter the nature of the regulation of the interstate gas industry, have increased, and are expected to result in a continued increase in, competition in the gas marketing industry from companies that previously did not market gas.

         Control of supplies of natural gas and NGLs is critical to enable the Company to serve its markets for such products. The Company obtains control over supplies of natural gas and NGLs through the ownership of natural gas gathering and processing facilities and through contractual arrangements with producers and other suppliers. The Company's ability to acquire facilities has been restricted by a lack of capital resources. While the consummation of the Merger in December 1993 has provided the Company with certain such facilities and is expected to result in an improvement in the Company's access to new capital, the Company's access to new capital will continue to be subject to restrictions and there is no assurance that the Company will be able to acquire any additional facilities.

         The ability of the Company to obtain contractual commitments for natural gas and NGLs is dependent in large part on its ability to obtain trade credit, either with or without credit enhancements such as letters of credit. The failure during 1992 and 1993 of several gas marketing companies resulted in a heightened awareness within the industry as to credit exposure. While the Company has enjoyed some success in obtaining expanded trade credit since the successful completion of its 1992 pre-packaged bankruptcy and the Merger, in certain cases the demands of suppliers for letters of credit to secure the Company's obligations under its purchase contracts have increased. While management believes the Merger has had a positive effect on the Company's ability to obtain unsecured trade credit in addition to increasing its ability to issue letters of credit, there can be no assurance that this will continue to be the case.

GAS CONTRACT -- TERMINABILITY; RELEASE OF PRODUCTION

         The Company (through a wholly-owned subsidiary), Santa Fe and Santa Fe Energy Operating Partners, L.P. ("SFEOP") are parties to a gas contract (the "Gas Contract") which provides for the purchase by the Company of essentially all of Santa Fe's and SFEOP's existing domestic natural gas production as well as natural gas production that either Santa Fe or SFEOP has the right to market. However, either the Company or Santa Fe and SFEOP have the right to terminate the contract upon a material breach of the contract or the occurrence of certain governmental actions. In addition, Santa Fe and SFEOP have the right to terminate the contract upon the occurrence of certain other events, including (i) the failure of the Company to purchase specified percentages of available production from Santa Fe and SFEOP (other than as a result of force majeure), including the failure to purchase at least 90% of available gas in any period of six consecutive months, and (ii) the occurrence of an event of default under any debt or credit agreement of the Company for borrowed money if such event results in the acceleration of any obligation in excess of $10 million. The Gas Contract terminates on March 31, 2001. For the six months ended June 30, 1994, purchases by the Company of natural gas under the Gas Contract totalled approximately $56.4 million.

         The Company is required to release production dedicated under the Gas Contract under certain circumstances, including (i) if Santa Fe or SFEOP reasonably believe such production should be released to avoid any penalties and costs that would otherwise be incurred by Santa Fe or SFEOP related to production attributable to third parties, (ii) upon the sale or exchange of wells by Santa Fe or SFEOP, as the case may be, if the average consideration to be received by Santa Fe or SFEOP attributable to its interests in such wells is less than $250,000 per well and (iii) if pipeline transportation imbalance penalties incurred by Santa Fe or SFEOP as a result of sales under the Gas Contract for gas produced from non-operated wells become excessive in the reasonable opinion of Santa Fe and SFEOP. Santa Fe and SFEOP may also have gas released from the Gas Contract if the Company's financial condition changes materially and adversely and the Company does not provide financial assurances (such as letters of credit) acceptable to Santa Fe and SFEOP for the value of such gas. In addition, Santa Fe and SFEOP will retain the right to limit, curtail or shut-in dedicated production for any reason (including inadequate price or unacceptable market conditions), subject to certain notice requirements and certain other parameters.

DIVIDEND RESTRICTIONS ON COMMON STOCK

         The Company has never paid cash dividends on the Common Stock and will not do so in the foreseeable future. The Company's ability to pay cash dividends on the Common Stock is dependent upon its financial condition. The Company is currently prohibited from paying cash dividends on the Common Stock under the Securities Purchase Agreement; the payment of such dividends is also restricted under the Company's credit agreement. Moreover, the terms of the Senior Preferred Stock prohibit the Company from paying dividends on all classes of stock "junior" to such stock (including the Common Stock) if the Company is not then current in the payment of dividends on such stock.


                              PLAN OF DISTRIBUTION

         The Equity Incentive Plan Shares were acquired by the Selling Stockholders pursuant to the Equity Incentive Plan and, pursuant to the terms thereof, may not be transferred by such holders until November 27, 1994. The Chairmanship Fee Plan Shares were acquired by certain of the Selling Stockholders pursuant to the Chairmanship Fee Plan and, pursuant to the terms thereof, may not be transferred by such holders until May 17, 1995. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, each of the Selling Stockholders may from time to time offer his Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Shares might be deemed to be underwriters, and any profit on the sale of such Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of any of the Shares is made by a Selling Stockholder, to the extent required pursuant to the Securities Act, a supplement to this Prospectus will be distributed which will set forth the aggregate principal amount of stock being offered and the terms of the offering, including the name or names of any underwriters, dealers and agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Company will not bear any expenses incurred by any of the Selling Stockholders in connection with the sale of the Shares offered hereby other than expenses relating to the registration of the offer and sale of the Shares under the Securities Act.

         The Shares may be sold from time to time in one or more transactions on the NYSE. Any such sales will be made at prices prevailing on the date of the sale.

         Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholder. The number of Shares to be reoffered or resold by each Selling Stockholder and each person with whom such Selling Stockholder is acting in concert for the purpose of selling securities of the Company will not exceed, during any three month period, the amount specified in Rule 144. Each of the Selling Stockholders also may sell some or all of his Shares from time to time pursuant to Rule 144 under the Securities Act.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to beneficial ownership of the Common Stock by each of the Selling Stockholders as of September 30, 1994. Unless otherwise indicated, each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, subject to community property laws where applicable and the information set forth in the footnotes to the table below.


                                             Beneficial Ownership                            Beneficial Ownership
                                              Prior to Offering                                 After Offering
                                          --------------------------                       -----------------------
                                                                            Number of
                                          Number of                       Shares Being     Number of
  Name and Position with Company           Shares            Percent        Offered         Shares         Percent
  ------------------------------           ------            -------        -------         ------         -------
 J. Michael Adcock (1)
    Director . . . . . . . . . .           38,663              *              4,444          34,219          *
 J. Frank Haasbeek (2)
    Director . . . . . . . . . .           11,777              *              4,444           7,333          *
 James L. Payne (3)(4)
    Director   . . . . . . . . .           11,111              *              4,444           6,667          *
 Michael J. Rosinski (4)(5)
    Director   . . . . . . . . .           16,333              *              4,000          12,333          *
 B.M. Thompson (6)
    Director . . . . . . . . . .           14,667              *              4,000          10,667          *

____________________
*Less than 1%

(1) Mr. Adcock served as President and Chief Operating Officer of the Company from March 9, 1990 until December 15, 1993 and as Chief Executive Officer of the Company from September 8, 1992 until December 15, 1993. Mr. Adcock has served as a director of the Company since 1981. The number of shares of Common Stock beneficially owned includes: 4,406 shares owned directly (including 4,000 Equity Incentive Plan Shares); 101 shares issuable upon the exercise of shares of the Company's Junior Exercisable Automatically Convertible
         Preferred Stock, Series B, par value $.01 per share ("Junior Preferred Stock"), owned directly; 2,856 shares held for his account under the Hadson Corporation Employee 401(k) Savings Plan (the "401(k) Plan"); 649 shares issuable upon the exercise of shares of Junior Preferred Stock held for his account under the 401(k) Plan; 2,141 shares held by Mr. Adcock's wife; 1,399 shares issuable upon the exercise of shares of Junior Preferred Stock held by Mr. Adcock's wife; 27,333 shares subject to stock options granted under the Equity Incentive Plan; and 444 Chairmanship Fee Plan Shares, which were issued on November 16, 1994 and are held directly.
(2) Includes 4,000 Equity Incentive Plan Shares, which are held directly, and 7,333 shares subject to stock options granted under the Equity Incentive Plan. Also includes 444 Chairmanship Fee
         Plan Shares, which were issued on November 16, 1994 and are held directly. Mr. Haasbeek has served as a director of the Company since December 14, 1993.
(3) Includes 4,000 Equity Incentive Plan Shares, which are held directly, and 6,667 shares subject to stock options granted under the Equity Incentive Plan. Also includes 444 Chairmanship Fee Plan Shares, which were issued on November 16, 1994 and are held directly.
(4) Mr. Payne is the Chairman of the Board, President and Chief Executive Officer of Santa Fe and Mr. Rosinski is a Vice President and the Chief Financial Officer of Santa Fe. Based on Amendment No. 1 to Schedule 13D dated March 17, 1994 and filed with the Commission, as of September 30, 1994, Santa Fe owned approximately 40.47% of the Company's outstanding Common Stock and all of the outstanding shares of the Senior Preferred Stock. Mr. Payne and Mr. Rosinski have served as directors of the Company since December 14, 1993.
(5) Includes 9,000 shares (including 4,000 Equity Incentive Plan Shares) held directly and 7,333 shares subject to stock options granted under the Equity Incentive Plan.
(6) Includes 8,000 shares (including 4,000 Equity Incentive Plan Shares) held directly and 6,667 shares subject to stock options granted under the Equity Incentive Plan. Mr. Thompson has served as a director of the Company since December 14, 1993.





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
                                USE OF PROCEEDS

         Each Selling Stockholder will receive all of the net proceeds from the sale of the Shares owned by such Selling Stockholder and offered hereby. The Company will not receive any of the proceeds from the sale of such Shares.


                                LEGAL MATTERS

         The legality of the Shares offered hereby has been passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas.


                                   EXPERTS

         The consolidated financial statements and related supplemental schedules incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been so incorporated herein in reliance on the report of Price Waterhouse, independent accountants, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.





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